UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                       Form N-8F

  Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

 1. Reason fund is applying to deregister:

       [ ] Merger

       [ ] Liquidation

       [X] Abandonment of Registration
           (Note: Abandonments of Registration answer only questions
            1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [ ] Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions
            1 through 10 of this form and complete verification at the end of the form.)

 2. Name of fund:

        The name of the registrant is:

            RSI Retirement Trust

        The names of the registrants six (6) series are:

            Core Equity Fund
            Value Equity Fund
            Emerging Growth Equity Fund
            International Equity Fund
            Actively Managed Bond Fund
            Intermediate-Term Bond Fund

 3. Securities and Exchange Commission File No.:

       811-04193

 4. Is this an initial Form N-8F or an amendment to a previously filed
    Form N-8F?

       [X] Initial Application        [ ] Amendment

 5. Address of Principal Executive Office:

        150 East 42nd Street
        New York, New York 10017

 6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Anthony A. Vertuno, Esq.
        Willkie Farr & Gallagher LLP
        1875 K Street, N.W.
        Washington, DC  20006
        (202) 303-1203

 7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        RSI Retirement Trust
        Attn.:  Stephen P. Pollak, Esq.
        150 East 42nd Street
        New York, New York 10017
        (2l2) 503-0150

    Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

 8. Classification of fund (check only one):

        [X] Management Company;

        [ ] Unit investment trust; or

        [ ] Face-amount certificate company.

 9. Subclassification if the fund is a management company (check only one):

        [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Investment adviser:

            Retirement System Investors Inc.
            150 East 42nd Street
            New York, NY  10017







        Subadvisers:

        Core Equity Fund

            RCM Capital Management LLC
               (formerly Dresdner RCM Global Investors LLC)
            Four Embarcadero Center
            San Francisco, CA  94111

            Northern Trust Investments, N.A.
            50 South LaSalle Street
            Chicago, IL  60675

        Emerging Growth Equity Fund

            Batterymarch Financial Management, Inc.
            200 Clarendon Street
            Boston, MA  02116

            Neuberger Berman Management Inc.
            605 Third Avenue
            New York, NY  10158

        International Equity Fund

            Julius Baer Investment Management LLC
            330 Madison Avenue
            New York, NY  10017

            Bank of Ireland Asset Management (U.S.) Limited
            300 First Stamford Place
            Stamford, CT  06902

        Value Equity Fund

            DePrince, Race & Zollo, Inc.
            250 Park Avenue South, Suite 250
            Winter Park, FL  32789

            LSV Asset Management
            1 North Wacker Drive
            Chicago, IL  60606

            Shay Assets Management, Inc.
            230 West Monroe Street
            Chicago, IL  60606

        Actively Managed Bond Fund and Intermediate-Term Bond Fund

            Shay Assets Management, Inc.
            230 West Monroe Street
            Chicago, IL  60606

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Retirement System Distributors Inc.
        150 East 42nd Street
        New York, NY  10017

13. If the fund is a unit investment trust ("UIT") provide:    N/A

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes        [X] No

    If Yes, for each UIT state:

        Name(s):

        File No.: 811-______

        Business Address:

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes        [ ] No

        If Yes, state the date on which board vote took place:

             November 30, 2006 and June 28, 2007.

        If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes        [ ] No

        If Yes, state the date on which the shareholder vote took place:

            December 27, 2007

        If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ ] Yes        [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

    (b) Were the distributions made on the basis of net assets?

            [ ] Yes        [ ] No

    (c) Were the distributions made pro rata based on share ownership?

            [ ] Yes        [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only:
        Were any distributions to shareholders made in kind?

            [ ] Yes        [ ] No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

        [ ] Yes        [ ] No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

        [ ] Yes        [ ] No

    If No,

        (a) How many shareholders does the fund have as of the date this form is filed?
        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ] Yes        [ ] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ] Yes        [ ] No

     If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

             [ ] Yes        [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ] Yes        [ ] No

    If Yes,

        (a) Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i)   Legal expenses:
        (ii)  Accounting expenses:
        (iii) Other expenses (list and identify separately):
        (iv)  Total expenses (sum of lines (i)-(iii) above):

    (b) How were those expenses allocated?

    (c) Who paid those expenses?

    (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ] Yes        [ ] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

        [ ] Yes        [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [X] Yes        [ ] No

    If Yes, describe the nature and extent of those activities:

        RSI Retirement Trust (the Trust) will continue operations as a company exempt from registration under the Investment Company Act. The Trust is and will remain exempt from registration under Section 3(c)(1) of the Act because its outstanding securities are not currently and will not be beneficially owned by more than 100 persons and the Trust is not now making and does not propose to make a public offering of its securities.

        The Trusts securities are currently owned by 45 persons. Each owner of the Trusts securities is a tax-qualified defined benefit retirement plan whose investment decisions are made by a plan fiduciary. Prior to February 2008, the Trusts security holders were beneficially owned by more than 100 persons that included, in addition to the defined benefit plans, certain defined contribution plans (including 401(k) plans) and certain IRAs. On December 27, 2007, security holders of the Trust voted to approve mandatory redemption of the defined contribution plans and IRAs and application for deregistration of the Trust (definitive proxy materials filed on November 21, 2007). Mandatory redemption of the defined contribution plans and IRAs was completed on March 3, 2008. The Trust will continue operations as a company exempt from registration solely to service its defined benefit plan investors.

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

            811-________

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RSI Retirement Trust, (ii) he is the President of RSI Retirement Trust, and
(iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                              /s/William Dannecker
                                              ------------------------
                                                 William Dannecker

March 4, 2008